Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

(in thousands, except ratios)

	Six Months
	Ended	Year Ended December 31,
	June 30, 2013	2012	2011	2010	2009	2008

Excluding interest on deposits

Income before income taxes	$158,995	$307,955	$253,616	$161,152	$50,163	$157,739
Equity investee income	(8,150)	(11,000)	(12,720)	(10,207)	(3,545)	(3,633)
Equity investee distributions	4,510	8,234	9,428	8,084	2,827	3,914
Preferred dividends of consolidated subsidiaries	—	—	(2,885)	(3,681)	(3,725)	(3,145)
Fixed charges:
Interest expense (1)	22,417	41,881	36,831	52,036	24,319	62,958
Interest within rental expense	8,042	15,195	13,015	13,149	12,286	11,913
Preferred dividends of consolidated subsidiaries	—	—	2,885	3,681	3,725	3,145
Total fixed charges	$30,459	$57,076	$52,731	$68,866	$40,330	$78,016
Total earnings and fixed charges	$185,814	$362,265	$300,170	$224,214	$86,050	$232,891

Fixed charges, as above	$30,459	$57,076	$52,731	$68,866	$40,330	$78,016
Preferred stock dividends	8,272	—	—	3,008	34,285	3,225
Fixed charges including preferred stock dividends	$38,731	$57,076	$52,731	$71,874	$74,615	$81,241

Ratio of earnings to fixed charges and preferred stock dividend requirements	4.80	6.35	5.69	3.12	1.15	2.87

Including interest on deposits

Total earnings and fixed charges, as above	$185,814	$362,265	$300,170	$224,214	$86,050	$232,891
Add: Interest on deposits	5,930	14,042	33,685	49,030	60,429	122,990
Total earnings, fixed charges and interest on deposits	$191,744	$376,307	$333,855	$273,244	$146,479	$355,881

Fixed charges, including preferred stock dividends, as above	$38,731	$57,076	$52,731	$71,874	$74,615	$81,241
Add: Interest on deposits	5,930	14,042	33,685	49,030	60,429	122,990
Total fixed charges including preferred stock dividends and interest on deposits	$44,661	$71,118	$86,416	$120,904	$135,044	$204,231

Ratio of earnings to fixed charges and preferred stock dividend requirements	4.29	5.29	3.86	2.26	1.08	1.74

(1) Includes interest expense on uncertain tax positions.